Confidential Treatment Requested by The Goldman Sachs Group, Inc.

Via EDGAR, U.S. Mail and Facsimile to (703) 813-69841

February 19, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Daniel Gordon
Branch Chief
Mail Stop 4561

Re:

The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year ended November 30, 2007 (“2007 Form 10-K”)
Form 10-Q for the Fiscal Quarter ended May 30, 2008 (“May 2008 Form 10-Q”)
Form 10-Q for the Fiscal Quarter ended August 29, 2008 (“August 2008 Form 10-Q”)
File No. 001-14965

Dear Mr. Gordon:

As a follow-up to our conversation on January 6, 2009, below is the additional information that you requested on our impairment testing for our NYSE Designated Market Maker (“DMM”) rights (our “NYSE DMM rights,” which were formerly our NYSE specialist rights) that were included in the above listed filings.

In October 2008, the SEC approved the NYSE’s proposal to create a new market model and redefine the role of the NYSE’s specialists to that of DMMs. This new rule set further aligns the NYSE’s model with investor requirements for speed and efficiency of execution. While DMMs still have an obligation to commit capital, they are now able to trade on parity with other market participants. In addition, in November 2008 the NYSE introduced a reserve order type that allows for anonymous trade execution, which is expected to allow the NYSE to recapture liquidity and market share from other venues in which anonymous reserve orders have been available for some time. The new rule set and the launch of the reserve order type, in combination with technology improvements to increase execution speed, are expected to bolster the NYSE’s competitive position.

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[1]	Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests.

As noted in the above-referenced filings, we tested our NYSE DMM rights for impairment in 2007 in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under SFAS No. 144, an impairment loss is recognized if the carrying amount of our NYSE DMM rights exceeds the projected undiscounted cash flows of the business over the estimated remaining life of our NYSE DMM rights. Projected undiscounted cash flows in our 2007 impairment test exceeded the carrying amount of our NYSE DMM rights, and accordingly we did not record an impairment loss.

In our 2007 test, we assumed that the rule changes would be implemented in our fiscal fourth quarter of 2008 (as noted above, such rule changes were approved in October 2008) and that projected cash flow increases related to the implementation of the rule set would begin in 2009. Subsequently, there have been no events or changes in circumstances indicating that our NYSE DMM rights intangible asset may not be recoverable.

The inputs to our impairment test have generally improved relative to those we assumed in our 2007 impairment test. We would expect them to improve further as the benefits from the recently implemented rule changes are fully realized. Although there have been no events or changes in circumstances indicating that our NYSE DMM rights intangible asset may not be recoverable under SFAS No. 144, in response to your request we have updated the five inputs to our 2007 impairment test as of the end of December 2008.

Accordingly, we have provided below: (i) the most relevant current observable inputs, assuming those inputs are held constant over the remaining useful life of the intangible asset (collectively, our “current inputs”); (ii) our estimate of the inputs we would have used if updating our impairment test as of December 2008 due to a trigger event under SFAS No. 144; and (iii) the inputs used in our 2007 impairment test.

[Redacted]

As a result, consistent with our 2007 impairment test, our updated analyses confirm that our NYSE DMM rights intangible asset would not have been impaired as of December 2008.

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The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, the May 2008 Form 10-Q and the August 2008 Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K, the May 2008 Form 10-Q or the August 2008 Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah Smith

Sarah Smith

Controller and Chief Accounting Officer

cc:	Jessica Barberich
(Securities and Exchange Commission)
David A. Viniar, Chief Financial Officer
(The Goldman Sachs Group, Inc.)